February 18, 2026

Anastasiia Reish
President
Nex Neo Tech Inc.
100 24th Street West #1
Billings, MT 59102

       Re: Nex Neo Tech Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed January 29, 2026
           File No. 333-291806
Dear Anastasiia Reish:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 13, 2026 letter.

Amendment No. 1 to Registration Statement on Form S-1
Cover page

1. We note your disclosure that Anastasiia Reish "beneficially owns and controls 100% of
       [y]our outstanding common stock and voting power, including the related reduced reporting requirements available to emerging growth companies." It is not clear how
       Anastasiia Reish's beneficial ownership relates to emerging growth company reporting requirements. Please clarify or remove this disclosure.
Management's Discussion and Analysis or Plan of Operation
Liquidity and Capital Resources, page 27

2. We note your response to prior comment 8 and reissue in part. Please revise to provide consistent disclosure regarding your funding for the next twelve months. For example, you disclose on page 6 that you require $30,625 to implement your plan of operations in the next twelve months, while you disclose on page 28 that you need $61,250 to develop
 February 18, 2026
Page 2

       your business and $30,625 would be sufficient only to cover professional fees and minimal business development.
Financial Statements
Note 10. Subsequent Events, page F-12

3. We note your revision in response to prior comment 7. Please disclose the actual date through which subsequent events were evaluated and state whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. This comment also applies to Note 9 to the unaudited interim financial statements. Refer to ASC 855-10-50-1.
Balance Sheets, page F-14

4.     We note the    asset in progress    balance of $48,800 on your unaudited
balance sheet as of
       November 30, 2025. Please disclose the nature of the underlying asset and your related accounting policy. We also note your inclusion of the increase in
asset in progress    in
       the operating activities section of your cash flow statement. Please explain to us your basis for this presentation including references to the authoritative accounting literature that you relied upon and your consideration of classification within investing activities.
        Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Carl P. Ranno